UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **December 6, 2010**



CALPINE CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**1-12079**	**77-0212977**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

717 Texas Avenue, Suite 1000, Houston, Texas 77002
(Addresses of principal executive offices and zip codes)

Registrant's telephone number, including area code: (713) 830-8775

Not applicable
(Former name or former address if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

TABLE OF CONTENTS

ITEM 2.01 — COMPLETION OF ACQUISITION OR DISPOSITION OF ASSETS

On December 6, 2010, Calpine Corporation ("Calpine"), through its wholly owned subsidiaries Calpine Development Holdings, Inc. and Riverside Energy Center, LLC, completed the previously-announced sale of 100% of its ownership interests in Blue Spruce Energy Center, LLC ("Blue Spruce") and Rocky Mountain Energy Center, LLC ("Rocky Mountain") to Public Service Company of Colorado, a wholly owned subsidiary of Xcel Energy Inc., for $739 million, plus an additional approximate $3 million in cash for working capital adjustments at closing. The working capital adjustments are subject to verification within 90 days of closing. The transaction removed the restrictions on approximately $78 million in restricted cash at closing. Calpine used the sales proceeds received and the approximately $78 million in restricted cash to repay project debt of approximately $418 million, for general corporate purposes and to focus more resources on Calpine's core markets. A copy of the press release announcing the completion of the sale is incorporated by reference herein and is being furnished as Exhibit 99.1 hereto.

ITEM 9.01 — FINANCIAL STATEMENTS AND EXHIBITS

Exhibits

Exhibit No.	Description
99.1	Calpine Corporation Press Release dated December 6, 2010.*

_____
*   Furnished herewith.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CALPINE CORPORATION

By: /s/ ZAMIR RAUF
               Zamir Rauf
               Executive Vice President and
               Chief Financial Officer

Date: December 6, 2010

Exhibits

Exhibit No.	Description
99.1	Calpine Corporation Press Release dated December 6, 2010.*

_____
*   Furnished herewith.

EXHIBIT 99.1



CALPINE®
NYSE CPN

CONTACTS: **NEWS RELEASE**

Media Relations:
Norma F. Dunn
713-830-8883
norma.dunn@calpine.com

Investor Relations:
Andre Walker
713-830-8775
andrew@calpine.com

Calpine Completes Sale of Colorado Plants to Xcel Energy

Transaction Involves Two Energy Centers, 931 MW of Generation Capacity

(HOUSTON, Texas) – December 6, 2010 – Calpine Corporation (NYSE:CPN) today completed the sale of its two Colorado power plants to Public Service Company of Colorado (PSCo), an Xcel Energy Company (NYSE:XEL), for $739 million, or $794 per kilowatt, plus adjustments.

Xcel Energy acquired the 621-megawatt Rocky Mountain Energy Center, an efficient combined-cycle plant near Hudson, Colo., that began commercial operation in 2004, as well as the 310-megawatt, simple-cycle Blue Spruce Energy Center in Aurora, Colo., which began operation in 2003.

Calpine and Xcel Energy announced the planned transaction in April following an offer by Calpine into a competitive bid process that was part of Xcel Energy's 2007 Colorado Resource Plan. Calpine offered the least-cost option among many bids for the needed generating resources.

The Colorado Public Utilities Commission unanimously approved Xcel Energy's purchase of the two plants on October 18.

About Calpine

Founded in 1984, Calpine Corporation is a major U.S. power company, currently capable of delivering approximately 27,500 megawatts of clean, cost-effective, reliable and fuel-efficient power from its 91 operating plants to customers and communities in 20 U.S. states and Canada. Calpine Corporation is committed to helping meet the needs of an economy that demands more and cleaner sources of electricity. Calpine owns, leases and operates low-carbon, natural gas-fired and renewable geothermal power plants. Using advanced technologies, Calpine generates power in a reliable and environmentally responsible manner for the customers and communities it serves. Please visit our website at www.calpine.com for more information.

Forward-Looking Information

In addition to historical information, this release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Words such as "believe," "intend," "expect," "anticipate," "plan," "may," "will" and similar expressions identify forward-looking statements. Such statements include, among others, those concerning expected financial performance and

-more-

strategic and operational plans, as well as assumptions, expectations, predictions, intentions or beliefs about future events. You are cautioned that any such forward-looking statements are not guarantees of future performance and that a number of risks and uncertainties could cause actual results to differ materially from those anticipated in the forward-looking statements. Please see the risks identified in this release or in Calpine's reports and registration statements filed with the Securities and Exchange Commission, including, without limitation, the risk factors identified in its Annual Report on Form 10-K for the year ended Dec. 31, 2009, and its Quarterly Report on Form 10-Q for the quarter ended Sept. 30, 2010. These filings are available by visiting the Securities and Exchange Commission's website at www.sec.gov or Calpine's website at www.calpine.com. Actual results or developments may differ materially from the expectations expressed or implied in the forward-looking statements, and Calpine undertakes no obligation to update any such statements.

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